J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Stifel, Nicolaus & Company, Incorporated

One South Street, 15th Floor

Baltimore, Maryland 21202

December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hydrofarm Holdings Group, Inc.

Registration Statement on Form S-1 (File No. 333-250037)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Hydrofarm Holdings Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on December 9, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 1,916 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed by the five underwriters to whom the preliminary prospectus was furnished during the period from December 1, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC
By:	/s/ Brittany Collier
	Name:	Brittany Collier
	Title:	Executive Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
	Name:	Craig DeDomenico
	Title:	Managing Director, Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]